# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VAIL RESORTS INC, CIK 0000812011
CUSIP: 91879Q109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 390 INTERLOCKEN CRESCENT, SUITE 1000, BROOMFIELD, Colorado (CO), 80021
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-26-001045
Filed by CIK 0001317904

## Reporting persons
- Oasis Management Co Ltd.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,808,396; sole dispositive power 0; shared dispositive power 2,808,396; aggregate amount beneficially owned 2,808,396 (7.9% of the class)
  Comment: Includes 800,000 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of call options.
- Seth Fischer: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 2,808,396; sole dispositive power 0; shared dispositive power 2,808,396; aggregate amount beneficially owned 2,808,396 (7.9% of the class)
  Comment: Includes 800,000 shares of Common Stock issuable upon exercise of call options.

## Item 1. Issuer
Name of issuer: VAIL RESORTS INC
Address of issuer's principal executive offices: 390 Interlocken Crescent, Broomfield, Colorado 80021

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

i. Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of Vail Resorts, Inc. (the "Company") held by (and underlying options held by) Oasis Investments II Master Fund Ltd. (the "Oasis Fund"); and

ii. Seth Fischer ("Mr. Fischer"), responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis Fund, with respect to the Common Stock held by (and underlying options held by) the Oasis Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of Oasis Management is 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324 Grand Cayman, Cayman Islands KY-1103. The address of the business office of Mr. Fischer is c/o Oasis Management (Hong Kong) 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong.
Citizenship: Oasis Management is a Cayman Islands exempted company. Mr. Fischer is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 35,633,051 shares of Common Stock outstanding as of March 4, 2026, as reported in the Company's Form 10-Q for the quarterly period ended January 31, 2026, filed with the Securities and Exchange Commission on March 9, 2026.
Percent of class: 7.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Oasis Management Co Ltd.: /s/ Phillip Meyer, Phillip Meyer, Director (05/15/2026)
- Seth Fischer: /s/ Seth Fischer, Seth Fischer, individually (05/15/2026)